Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Our date
2006-10-04
Your date

Our reference

Your reference

[redacted]

06017425

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

RECEIVED 2006 OCT 16 P 3:13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED OCT 19 2006 THOMSON FINANCIAL

Re: Exemption Under Exchange Act Rule 12g3-2(b); Commission File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition of Chilean Implementos Mineros, dated 3 October 2006, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

10/17

SEC-brev 060919 Chile MIneros

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik completes acquisition of Chilean Implementos Mineros

Sandvik announced on 18 September an agreement with Implementos Mineros SA (Implemin), Chile, covering the acquisition of the company and its operations.

The acquisition is now completed and Implemin will be consolidated within business area Sandvik Mining and Construction as of 30 September 2006.

Sandviken, 3 October 2006

Sandvik AB; (publ)

For further information, contact Gert Sköld, Vice President Business development, Sandvik Mining and Construction, tel +46 26 26 51 05

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 39,000 employees and representation in 130 countries, with annual sales of approximately SEK 63,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 20,600 M, with about 10,600 employees.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43